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                                                                 Exhibit (a)(17)


                      ADDENDUM FOR EMPLOYEES IN SINGAPORE

Tax Information

     This addendum does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision. Generally, the grant of New Options pursuant to the terms of the Offer should not be a taxable event under the Income Tax Act. However, although we do not believe there will be a taxable event on the exchange, this is not completely certain. It is not clear, however, on what basis you would be taxed if the cancellation of Eligible Options and Required Options and the grant of New Options is considered to be a taxable event under the Income Tax Act.

     Effective 1 April 2001, a new scheme is available that provides favorable tax treatment for stock options, provided that certain requirements are satisfied. It is possible that the new grant may be structured to achieve such favorable tax consequences for a portion of the New Options (which may include deferral of tax on exercise), but no assurances can be given to that effect.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.